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Phillip R. Mills

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4618 tel 212 701 5618 fax phillip.mills@davispolk.com

September 15, 2015

Re:	PartnerRe Ltd. Preliminary Proxy Statement on Schedule 14A filed on September 1,
2015, File No. 001-14536

Suzanne Hayes

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Dear Ms. Hayes:

On behalf of PartnerRe Ltd. (“PartnerRe”), we hereby submit PartnerRe’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 11, 2015 with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

This letter and Amendment No. 1 to the Proxy Statement (“Amendment No. 1”) are being filed with the Commission electronically today.

For the convenience of the Staff, each of the Staff’s comments is reproduced in bold and is followed by the corresponding response of PartnerRe. All defined terms in this letter have the same meaning as in Amendment No. 1., unless otherwise indicated.

General

1.	Proposal 2 appears to submit two separate matters for the approval of the preferred shareholders, each relating to what the preferred shareholders will receive promptly after the closing of the merger transaction. More specifically, Proposal 2 calls for preferred shareholders to approve a merger transaction that will trigger an exchange offer to preferred holders with one of two possible financial incentives: either (i) a 1% increase to the dividend rate or (ii) a cash payment of approximately $42.7 million. Please provide your analysis as to the applicability of Rule 14a-4(a)(3) of Regulation 14A, the unbundling rule, to these matters. Alternatively, you may separate proposal 2 into two subproposals for the preferred shareholders and condition completion of the merger on approval of both subproposals, provided that any such condition is clearly disclosed and indicated on the form of proxy. For guidance, refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context), available on our website.

September 15, 2015

Response:

PartnerRe has considered Rule 14a-4(a)(3) of Regulation 14A, the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context) (the “SEC 2004 Guidance”) and Staff’s practice in prior transactions (see, e.g., Response Letter to SEC Comments, Sanchez Production Partners LLC, dated December 10, 2014 and Response Letter to SEC Comments, Alexander & Baldwin Holdings, Inc., dated March 29, 2012) and believes that the unbundling of Proposal 2 is not warranted under the given circumstances because, as discussed below in further detail, (i) the applicable Bermuda law requires that common and preferred shareholders of PartnerRe approve Proposal 2 as a single voting class and (ii) the exchange offers proposed in the merger agreement do not require approval of PartnerRe shareholders (if such exchange offers were to be implemented independently of the merger).

Under Section 106 of the Bermuda Companies Act of 1981, common and preferred shareholders of PartnerRe are required to approve Proposal 2 as a single voting class, and a separate class vote of the preferred shareholders is not required on any matters related to the merger. Further, the SEC 2004 Guidance recommends unbundling of proposals where “state law, securities exchange listing standards, or the company’s by-laws would require shareholder approval of the proposed changes if they were presented on their own.” The proposed exchange offers do not require the approval of PartnerRe’s shareholders under applicable Bermuda law, securities exchange listing standards or the certificates of designations of preferred shares, and can be implemented by the PartnerRe board of directors under the PartnerRe bye-laws without the need for shareholder approval.1

For the reasons set forth above, PartnerRe believes that the unbundling of Proposal 2 is not required.

Questions and Answers about the Merger…., page 22

2.	Please revise the Questions and Answers and/or Summary sections to state the relative voting power of the common and preferred holders. To the extent that approval of Proposal 1 by the common holders negatively impacts the ability of preferred holders to vote down the merger agreement (Proposal 2), please discuss this result.

Response:

In response to Staff’s comment, the disclosures on pages 1 and 11 of Amendment No. 1 have been revised.

1 Section 3.1 of PartnerRe’s amended and restated bye-laws authorizes the PartnerRe board of directors to issue any shares with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the PartnerRe board of directors may determine.

September 15, 2015

Recommendation of the PartnerRe Board of Directors, page 133

3.	Your disclosure on page 13 and the Board’s letter to shareholders each state that the Board separately determined that Proposals 1 and 2 are “advisable to and in the best interests of PartnerRe.” The disclosure on page 73; however, states that the merger agreement is “advisable and fair to and in the best interests of PartnerRe shareholders.” Accordingly, please revise the proxy statement to clarify the standard used by the Board to make its recommendation concerning Proposals 1 and 2, and ensure that your descriptions of these recommendations are consistent throughout the materials. With respect to the Board’s recommendations concerning Proposals 1 and 2, please tell us whether the Board considered the interests of the preferred holders separate and apart from the interests of the common holders in reaching either of the recommendations.

Response:

In response to Staff’s comment, PartnerRe has revised the disclosures throughout Amendment No. 1 such that the standards used by the PartnerRe board of directors in recommending Proposals 1 and 2 are consistent internally as well as with the resolutions adopted by the PartnerRe board of directors in connection with such proposals. In accordance with its fiduciary duties under Bermuda law, inter alia, the PartnerRe board of directors considered the interests of the holders of PartnerRe preferred shares separate and apart from the interests of the holders of the PartnerRe common shares in recommending Proposal 2, and to further clarify this point, PartnerRe has revised the disclosure on page 76 of the Amendment No. 1 and separately listed the reasons considered by the PartnerRe board of directors with respect to PartnerRe preferred shares in recommending Proposal 2.

Delisting and Deregistration of the PartnerRe Common Shares, page 100

4.	Please amend the heading and revise the disclosure to address whether you expect the PartnerRe preferred shares to remain registered and listed following the closing of the merger and following either of the exchange transactions.

Response:

In response to Staff’s comment, the disclosure on page 101 of Amendment No. 1 has been revised.

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PartnerRe has authorized us to confirm on its behalf that:

•	PartnerRe is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	PartnerRe acknowledges that it is the Staff position that PartnerRe may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 15, 2015

Please contact the undersigned at (212) 450-4618 should you require further information or have any questions.

Sincerely,

/s/ Phillip R. Mills

cc:	Jean-Paul Montupet
Chairman of the Board of Directors
PartnerRe Ltd.

cc:	Marc Wetherhill
Chief Legal Counsel
PartnerRe Ltd.

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